UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

- ✓ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Alpine Pacific, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
September 7, 2018

Physical address of issuer
75 Somers Rd
Somers, MT 59932

Website of issuer
https://aputilities.com/ (water/sewer customers payment center)

Name of intermediary through which the Offering will be conducted
InfraShares, Inc.

CIK number of intermediary
0001686389

SEC file number of intermediary
007-00107

CRD number, if applicable, of intermediary
288408

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
3.5% of the amount raised in the Offering and a flat $500.00 administrative fee.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Name of qualified third party "Escrow Agent" which the Offering will utilize
North Capital Private Securities

Type of security offered
Promissory Note

Target number of Securities to be offered
100

Price (or method for determining price)
$2,000.00

Target offering amount
$200,000.00

Oversubscriptions accepted:
✓ No
☐ Yes

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
✓ Other: Not applicable

Maximum offering amount (if different from target offering amount)
$200,000

Deadline to reach the target offering amount
April 30th, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
8 part time

Financial Statement Summary *Consolidated Statement with Partnership and Subsidiaries

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$1,800,000.00	$1,710,000.00
Cash & Cash Equivalents	$35,200.00	$18,000.00
Accounts Receivable	$11,000.00	$8,000.00
Short-term Debt	$0.00	$95,000.00
Long-term Debt	$817,549.25	$710,000.00
Revenues/Sales	$940,589.55	$455,907.71
Cost of Goods Sold	$671,291.16	$373,303.58
Net Income (EBITDA)	$269,298.39	$82,604.13

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

January 11, 2022

FORM C

Up to $200,000

Alpine Pacific, Inc.



Promissory Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Alpine Pacific, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Promissory Notes of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $200,000.00 and up to $200,000 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $2,000.00 per Investor (which may be waived by the Company in its sole and absolute discretion). The offer made hereby is subject to modification prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities.*" In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through InfraShares Inc. (the "Intermediary"). The Intermediary will be entitled to receive upon successful completion of the Offering a non-refundable, one-time success fee equal to 3.5% of the gross proceeds of the Offering plus a flat fee of $500.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$2,000.00	$70.00	$1930.00
Aggregate Minimum Offering Amount	$200,000.00	$7,500.00	$192,500.00
Aggregate Maximum Offering Amount	$200,000.00	$7,500.00	$192,500.00

(1)　　　This excludes fees to the Company's advisors, such as attorneys and accountants.
(2)　　　The Intermediary will receive upon successful completion of the Offering a non-refundable, one-time success fee equal to 3.5% of the gross proceeds of the Offering plus a flat fee of $500.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://aputilities.com no later than 120 days after the end of the Company's fiscal year and the Co-Issuer's fiscal year. Either of the Company and the Co-Issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is January 11, 2022.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN

FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NORTH CAPITAL SECURITIES, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS,

OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at:
https://aputilities.com/information

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

Pursuant to Reg CF Rule 201(bb), financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Alpine Pacific, Inc. (the "Company") is a Delaware corporation, formed on September 7, 2018.

The Company is located at 75 Somers Rd, PO BOX 474, Somers, MT 59932.

The Company's website is https://aputilities.com/

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Alpine Pacific, Inc is an owner, operator and developer of small hydroelectric power and water treatment facilities in the United States.

Alpine currently owns, operates and manages 4 hydroelectric power projects and 11 water treatment facilities in the US.

The Offering

Minimum amount of Promissory Notes being offered	100
Total Promissory Notes outstanding after Offering (if Minimum Amount reached)	100
Maximum Amount of Promissory Notes being offered	100
Total of Promissory Notes outstanding after Offering (if Maximum Amount reached)	100
Purchase price per Security	$2,000.00
Minimum investment amount per investor	$2,000.00
Offering deadline	April 30th, 2022
Use of proceeds	See the description of the use of proceeds on page 25 hereof.
Voting Rights	None.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Project may not generate the number of Megawatts forecasted resulting in reduced revenues.
Hydroelectric power is a function of rainfall and runoff conditions in rivers and streams. If a drought occurs then flows are less and subsequently revenues are less. The reflective happens in wetter conditions. If a flood occurs, it can damage the equipment. All conditions are based on rainfall probably and the facility was designed to maximum return; however, outlying seasons do occur and sometime back-to-back.

Our revenues are dependent on the availability and functionality of the green infrastructure installed.
Mechanical errors do happen and sometimes happen when the river flow is ideal. Repair parts are sometime special ordered and need time to manufacture. Some aspects of infrastructure is located on land not owned by the Company. If the property owner damages or removes the infrastructure or terminates the Company's access agreement will no longer be generated. In the event the

property owner chooses to remove the facilities, make modifications that negate the intended purpose of the Project, or fails to allow the Company to operate, maintain, and repair the green infrastructure, then the property owner shall be deemed to be in breach of the access agreement and the Company shall have all right to recover actual damages from property owner equal to the amount of any lost revenue to the extent resulting from lost production from the facility. If the property owner decides to terminate the agreement early, the property owner will be subject to a termination penalty to make the Company and its investors whole.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on staff and the Company has employment agreements. Although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
If anyone would die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

Electric rates vary from time to time and alternative sources could flood the market driving the electricity prices down.
The electric market has a full array of energy sources. Some sources are on demand in output (e.g. coal) and others are intermittent (e.g. solar with clouds and day/night). Assess to these sources impacts the price.

Regulatory restrictions.
New and evolving regulation is always at an ongoing refinement. Often new regulations increase cost to existing operations. Sometimes, facility can overcome new regulation while other times it can make the facility impractical to continue running.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S..
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which

14

could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

We are subject to potential liability due to environmental matters.
Under federal, state and local laws relating to protection of the environment ("Environmental Laws"), a current or previous owner or operator of real estate may be liable for contamination resulting from the presence or discharge of petroleum products or other hazardous or toxic substances on the property. These owners may be required to investigate and clean-up the contamination on the property as well as the contamination which has migrated from the property. Environmental Laws typically impose liability and clean-up responsibility without regard to whether the owner or operator knew of, or was responsible for, the presence of the contamination. This liability may be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. In addition, the owner or operator of a property may be subject to claims by third parties based on personal injury, property damage and/or other costs, including investigation and clean-up costs, resulting from environmental contamination. Environmental Laws may also impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated. These restrictions may require expenditures. Under the Environmental Laws, any person who arranges for the transportation, disposal or treatment of hazardous or toxic substances may also be liable for the costs of investigation or clean-up of those substances at the disposal or treatment facility, whether or not the facility is or ever was owned or operated by that person.

Our tenants generally are required by their leases to operate in compliance with all applicable Environmental Laws, and to indemnify us against any environmental liability arising from their activities on the properties. However, we could be subject to strict liability by virtue of our ownership interest in the properties. Also, tenants may not satisfy their indemnification obligations under the leases.

We are also subject to the risk that any environmental assessments of our properties may not have revealed all potential environmental liabilities, any prior owner or prior or current operator of these properties may have created an environmental condition not known to us, or an environmental condition may otherwise exist as to any one or more of these properties. Any one of these conditions could have an adverse effect on our results of operations. Moreover, future environmental laws, ordinances or regulations may have an adverse effect on our results of operations and financial condition. Also, the current environmental condition of those properties may be affected by tenants and occupants of the properties, by the condition of land or operations in the vicinity of the properties (such as the presence of underground storage tanks), or by third parties unrelated to us.

Our business operations are susceptible to, and could be significantly affected by, adverse weather conditions and natural disasters that could cause significant damage to our properties.
Although we intend to obtain insurance for our properties, our insurance may not be adequate to cover business interruption or losses resulting from adverse weather or natural disasters. In addition, our insurance policies may include substantial self-insurance portions and significant

deductibles and co-payments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, we may incur significant costs in the event of adverse weather conditions and natural disasters. If we experience a loss that is uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the damaged properties, as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. In addition, certain of our properties may not be able to be rebuilt to their existing height or size at their existing location under current land-use laws and policies. In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

Our dependence on third-party subcontractors and equipment and material providers could result in material shortages and project delays and could reduce our profits or result in project losses, which could adversely affect our business.

We rely on third-party subcontractors and equipment and material providers. For example, we procure equipment and construction materials as needed when engaged in large construction projects. To the extent that we cannot engage subcontractors or acquire equipment and materials at reasonable costs or if the amount we are required to pay for subcontractors or equipment exceeds our estimates, our ability to complete a construction project in a timely fashion or at a profit may be impaired. In addition, if a subcontractor or a manufacturer is unable to deliver its services, equipment or materials according to the negotiated terms for any reason, including the deterioration of its financial condition, we may be required to purchase the services, equipment or materials from another source at a higher price. This may reduce the profit to be realized or result in a loss on a project for which the services, equipment or materials are needed, which may materially adversely affect us, including our results of operations and cash flow.

General economic conditions could have an adverse effect on our business and results of operations.

Our business is sensitive to general economic conditions, both nationally and locally, as well as international economic conditions. General poor economic conditions and the resulting effect of non-existent or slow rates of growth in the markets in which we operate could have an adverse effect on the demand for our real estate business. These poor economic conditions include higher unemployment, inflation, deflation, increased commodity costs, decreases in consumer demand, changes in buying patterns, a weakened dollar, higher transportation and fuel costs, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect commercial and residential real estate. Specifically, high national or regional unemployment may arrest or delay any significant recovery of the residential real estate markets in which we operate, which could adversely affect the demand for our real estate assets.

We are susceptible to weather and natural disasters.

Our real estate operations are vulnerable to natural disasters, such as hurricanes, earthquakes, tsunamis, floods, fires, tornadoes and unusually heavy or prolonged rain, which could damage our real estate holdings and which could result in substantial repair or replacement costs to the extent not covered by insurance, a reduction in property values, or a loss of revenue, and could have an adverse effect on our ability to develop, lease and sell properties. The occurrence of natural disasters could also cause increases in property insurance rates and deductibles, which could reduce demand for, or increase the cost of owning or developing our properties.

Uninsured losses may adversely affect our business.
We, or in certain instances, tenants of our properties, carry property and liability insurance policies with respect to the properties. This coverage has policy specifications and insured limits customarily carried for similar properties. However, certain types of losses (such as from earthquakes and floods) may be either uninsurable or not economically insurable. [Further, certain properties are located in areas that are subject to earthquake activity and floods.] Should a property sustain damage as a result of an earthquake or flood, we may incur losses due to insurance deductibles, co-payments on insured losses or uninsured losses. Additionally, we have elected to obtain insurance coverage for "certified acts of terrorism" as defined in the Terrorism Risk Insurance Act of 2002, as amended and reauthorized to date; however, our policies of insurance may not provide coverage for other acts of terrorism. Any losses from such other acts of terrorism might be uninsured. Should an uninsured loss occur, we could lose some or all of our capital investment, cash flow and anticipated profits related to one or more properties. This could have an adverse effect on our business and results of operations.

Under various federal, state or local laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances released at a property and may be held liable to a governmental entity or to third parties for property damage or personal injuries and for investigation and clean-up costs.
These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of the hazardous or toxic substances. The presence of contamination or the failure to remediate contamination may adversely affect the owner's ability to sell or lease real estate or to borrow using the real estate as collateral. Other federal, state and local laws, ordinances and regulations require abatement or removal of asbestos-containing materials in the event of demolition or certain renovations or remodeling, the cost of which may be substantial for certain redevelopments, and also govern emissions of and exposure to asbestos fibers in the air. Federal and state laws also regulate the operation and removal of underground storage tanks. In connection with the ownership, operation and management of certain properties, we could be held liable for the costs of remedial action with respect to these regulated substances or tanks or related claims. The properties at issue have been subjected to varying degrees of environmental assessment at various times. However, the identification of new areas of contamination, a change in the extent or known scope of contamination or changes in cleanup requirements could result in significant costs.

The Securities represent an investment in a single type of property in a single geographic location, and are not a diversified investment.

We depend on third party service providers, suppliers and licensors in the development of the property.
In certain instances, we rely on single or limited service providers and outsourcing vendors or subcontractors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in developing and maintain the property, including construction delays, cost overruns and redesigns. If outsourcing services are interrupted or not

performed or the performance is poor, this could impact our ability to execute our business plan and provide a return to our investors.

Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations.
Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for properties/real estate and have also resulted in increased safety and security costs for us and the real estate industry generally. Additional terrorist attacks, even if not made directly on our properties, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on us and the real estate industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other industry risks and also have the potential to interfere with our business by disrupting our tenants ability to conduct their businesses.

Our operations are subject to special hazards that may cause personal injury or property damage, subjecting us to liabilities and possible losses which may not be covered by insurance.
Operating hazards inherent in our business, some of which may be outside our control, can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage. We maintain insurance coverage in amounts and against the risks we believe are consistent with industry practice, but this insurance may be inadequate or unavailable to cover all losses or liabilities we may incur in our operations. Our insurance policies are subject to varying levels of deductibles. Losses up to our deductible amounts are accrued based upon our estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not reported. However, liabilities subject to insurance are difficult to estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of unreported incidents and the effectiveness of our safety programs. If we were to experience insurance claims or costs above our estimates, we may be required to use working capital to satisfy these claims rather than using working capital to maintain or expand our operations.

Economic downturns or reductions in government funding of infrastructure projects could reduce our revenues and profits and have a material adverse effect on our results of operations.
Our business is highly dependent on the amount and timing of infrastructure work funded by various governmental entities, which, in turn, depends on the overall condition of the economy, the need for new or replacement infrastructure, the priorities placed on various projects funded by governmental entities and federal, state or local government spending levels. Spending on infrastructure could decline for numerous reasons, including decreased revenues received by state and local governments for spending on such projects, including federal funding. The most recent recession caused a nationwide decline in home sales and an increase in foreclosures, which correspondingly resulted in decreases in property taxes and some other local taxes, which are among the sources of funding for municipal road, bridge and water infrastructure construction. State spending on highway and other projects can be adversely affected by decreases or delays in, or uncertainties regarding, federal highway funding, which could adversely affect us.

Environmental and other regulatory matters could adversely affect our ability to conduct our business and could require expenditures that could have a material adverse effect on our results of operations and financial condition.

Our operations are subject to various environmental laws and regulations relating to the management, disposal, and/or remediation of hazardous substances, climate change and the emission and discharge of pollutants into the air and water. We could be held liable for such contamination created not only from our own activities but also from the historical activities of others on our project sites or on properties that we acquire or lease. Our operations are also subject to laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances. Violations of such laws and regulations could subject us to substantial fines and penalties, cleanup costs, third-party property damage or personal injury claims. In addition, these laws and regulations have become, and enforcement practices and compliance standards are becoming, increasingly stringent. Moreover, we cannot predict the nature, scope or effect of legislation or regulatory requirements that could be imposed, or how existing or future laws or regulations will be administered or interpreted, with respect to products or activities to which they have not been previously applied. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could require us to make substantial expenditures for, among other things, pollution control systems and other equipment that we do not currently possess, or the acquisition or modification of permits applicable to our activities.

Our failure to comply with environmental laws could result in significant liabilities.
We are subject to numerous federal, state and local environmental laws and regulations governing our operations, including the handling, transportation, remediation and disposal of non-hazardous and hazardous substances and wastes, as well as emissions and discharges into the environment, including discharges to air, surface water, groundwater and soil. We also are subject to laws and regulations that impose liability and clean-up responsibility for releases of hazardous substances into the environment. The presence of contamination from or wastes on our properties or at a job site could interfere with ongoing operations. In addition, a part of our business is done in the Southwestern U.S. where we run a greater risk of fines, work stoppages or other sanctions for disturbing Native American artifacts and archeological sites.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or leaks, or the imposition of new clean-up requirements could require us to incur significant costs or could become the basis for new or increased liabilities that could harm our financial condition and results of operations. In certain instances, we have obtained indemnification or covenants from third parties (including predecessors or lessors) for some or all of such clean-up and other obligations and liabilities. However, such third-party indemnities or covenants may not cover all of our costs and such unanticipated obligations or liabilities, or future obligations and liabilities, may have a material adverse effect on our financial condition, results of operations and cash flows.

Risks Related to the Securities

The Notes will not be freely tradable until one year from the initial purchase date. Although the Notes/Bonds may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Rainplan DC1 Green Infrastructure Notes/Bonds. Because the Rainplan DC1 Green Infrastructure Notes/Bonds have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Rainplan DC1 Green

Infrastructure Notes/Bonds have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Rainplan DC1 Green Infrastructure Notes/Bonds may also adversely affect the price that you might be able to obtain for the Rainplan DC1 Green Infrastructure Notes/Bonds in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

The Securities will be effectively subordinate to any of our debt that is secured.
The Securities will be unsecured, unguaranteed obligations of the Company and will be effectively subordinated to any present or future secured debt obligations that we may incur in the future to the extent of the value of the assets securing that debt. The effect of this subordination is that if we are involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of our secured debt, if any, our assets that secure debt will be available to pay obligations on the Securities only after all debt under our secured debt, if any, has been paid in full from those assets. Holders of the Securities will participate in any remaining assets ratably with all of our other unsecured and unsubordinated creditors, including trade creditors. We may not have sufficient assets remaining to pay amounts due on any or all of the Securities then outstanding.

We are permitted to incur more debt, which may increase our risk of the inability to pay interest and principal on the Securities when it comes due.
We are not restricted from incurring additional secured or unsecured debt or other liabilities. If we incur additional debt or liabilities, your security may be subordinate to the payment of principal or interest on such other future debt and our ability to pay our obligations on the Securities could be adversely affected. We expect that we will from time to time incur additional debt and other liabilities. In addition, we are not restricted from paying dividends or issuing or repurchasing our equity interests.

The provisions of the Securities relating to a liquidation event or change of control transactions will not necessarily protect you.
The provisions in the Securities will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would trigger these protective provisions. Except in certain circumstances, the Securities will not permit the holders of the Securities to require us to repurchase the Securities in the event of a takeover, recapitalization or similar transaction.

We may not be able to repurchase all of the Securities upon a liquidation event or change of control repurchase event.
Upon the occurrence of events constituting a liquidation event or change of control, we will be required to offer to repurchase the Securities. We may not have sufficient funds to repurchase the Securities in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the Securities for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

We may not be able to generate sufficient cash flow to meet our interest payment obligations on the Securities.
Our ability to generate sufficient cash flow from operations to make scheduled interest payments on the Securities will depend on our future financial performance, which will be affected by a

range of economic, competitive, and business factors, many of which are outside of our control. The Company will be in default if it is unable to pay interest or principal when due, which could force us to discontinue our business. If we do not generate sufficient cash flow from operations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of the agreements governing our indebtedness then outstanding. Our inability to generate sufficient cash flow to satisfy our interest payments on the Securities would severely negatively impact your investment in the Securities.

You will not have a vote or influence on the management of the Company.
Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser, will have a very limited ability to vote on issues of Company management and will not have the right or power to take part in the management of the Company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Alpine Pacific, Inc is currently reaching the next growth stage and seeking:

- Add capacity within the current fleet
- Larger projects that offer advantages in economics of scale.
- Acquiring distressed assists that need TLC.

Business Plan

Alpine Pacific believes there is an opportunity to be involved with Hydro Electric power in the US by focusing on the following types of assets:

- Smaller dams: Dams under 1 MW in size.
- Neglected Dams: Many dams gained FERC Exemptions in the 1980's; operators are retiring.
- Complications: Other FERC Licensed dams are due for re-licensing, owners don't want complications.
- Operating plants: Higher yielding, new development exists; but operating projects provide immediate yield.
- Northeast US: Good infrastructure, higher electric rates, REC subsidies exist.

Alpine Pacific will generate revenues by increasing the operational efficiency of small hydroelectric generation facilities through specific management and maintenance activities:

Site Improvement: Often times, facilities have been neglected. Basic safety, aesthetics and cleanliness improvements can save on insurance costs. A scheduled maintenance program can help.

Automation: Updating the site with cameras, monitors and APP based programs allow site to be monitored real time, improving production and reducing labor costs.

Modification/Update: Upgrading older equipment, rebalancing a turbine or replacing a bearing with a new one can improve plant efficiency. Deferred maintenance is often a problem at older plants.

Negotiate Better Terms: Efforts to improve upon or extend PPA prices and power sale term as well as seeking out subsidies (RECs, grants, etc.) can make a profound impact on profitability.

History of the Business

Alpine currently owns, operates and manages 4 hydroelectric power projects and 11 water treatment facilities in the US.

The Company's Products and/or Services

Product / Service	Description	Current Market
Water and electricity	We plan to acquire another hydroelectric plant and/or water utility.	Water/Sewer Utilities and Hydroelectric power generation

We will use the proceeds of the Offering to purchase another existing water/sewer facility and/or another existing hydroelectric plant.

Competition

The Company's primary competitors are a surge in oil and gas production or competitive pricing with solar and energy storage. With regards to other entities that provide similar products are hydroelectric competitors are Dichotomy Power and Essex Hydro. Other water/sewer utility competitors are American Water and York Water Company,

Intellectual Property

Patents

None.

Trademarks

None.

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Water extraction	State Environmental Protection Agency	Permit	Company intends to apply after the close of the Offering	N/A

We are subject to extensive federal, state and local laws and regulations. Such laws and regulations are subject to change from time to time. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations.

Most of our operations are affected by national, state and/or local environmental laws. We have made, and intend to continue to make, the expenditures necessary for compliance with applicable laws.

Litigation

We have a lease dispute with one hydro subsidiary.

Other

The Company's principal address is 75 Somers Rd, Somers, MT 59932.

The Company has the following additional addresses: None.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	3.5%	$7,000	3.5%	$7,000
Purchase Hydroelectric assets US	91.5%	$183,000	91.5%	$183,000
Capital Expenditures	5%	$10,000	5%	$10,000
Total	**100.00%**	**$2,000**	**100.00%**	**$200,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company has discretion to alter the use of proceeds as set forth above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Justin Ahmann

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Principal, 9/7/2018 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Principal, Alpine Pacific, Inc, 9/7/2018 to present

Education

B.S. Civil Engineering, Iowa State University, 2005

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Marc Liechti

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Principal, 9/7/2018 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Principal, Alpine Pacific, Inc, 9/7/2018 to present

Education

B.S. Underground and Surface Engineering Gewerbe Schule Rapperswil, Switzerland, 1985

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Shares
Amount outstanding	500
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has $817,549.25 of long-term debt and is current with all holders.

The Company has conducted the following prior Securities offerings in the past three years: None.

Ownership

A majority of the Company is owned by a few people. Those people are: Justin Ahmann and Marc Liechti.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Justin Ahmann	50.00%
Marc Liechti	50.00%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We have completed seed round financings between 2018 to 2021, primarily for property acquisition. Following the Offering, if we raise our Target Amount, we should have enough liquidity to purchase another facility in operating. We are currently and demonstrated that we are profitable.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is a critical element of our business strategy.

The Company's additional capital resources include:. Lines of credit up to $325,000. Borrowing against real estate and cash flows up to 80% loan to value ($450,000).

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
We intend to buy another existing, currently running hydroelectric plant. Some of the funds will go to Capital Expenditures into the facility.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 100 Promissory Notes (the "Securities") for up to $200,000. The Company is attempting to raise a minimum amount of $200,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount (from this offering plus any other capital raised separately) by April 30th   2022 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $200,000 (the

"Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Note Purchase Agreement. Purchaser funds will be held in escrow with North Capital Private Securities until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Note Purchase Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The minimum amount that a Purchaser may invest in the Offering is $2,000.00.

The Offering is being made through InfraShares Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

3.5% of the amount raised in the Offering and $500.00

Stock, Warrants and Other Compensation

None.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Interest Payment and Amortization Schedule

The principal amount of a single Security or "Note" is $2,000.00. The Notes will not have any original issue discount. The Securities will pay interest at a rate of 10.0% in cash (See Exhibit D – Note Purchase Agreement).

The Notes will mature on April 30th, 2032. The Notes are not prepayable by the Company.

Interest will accrue annually on the unpaid principal balance and be payable on April 30th each year beginning on April 30th, 2023.

The notes are non-amortizing and the entire principal amount will be due and payable at maturity.

Security

The Notes are not secured.

Subordination

The Notes are not subordinate to other indebtedness of the Company.

Events of Default

In addition to the standard events of default such the Company's failure to pay principal and/or interest on the Notes, liquidation of the Company and voluntary or involuntary bankruptcy proceedings of the Company, the following are additional events of default pursuant to the Notes: None.

Covenants

The Notes contain the following restrictive covenants, which will inhibit its ability to take certain actions: limitation on the use of proceeds and limitations on the incurrence of future indebtedness.

Voting and Control

The Securities have the following voting rights: None

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place other than the current partners, signed in within Operating Agreements.

Anti-Dilution Rights

The Securities do have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Promissory Notes.

An IRA or 401k may purchase the Notes, pursuant to a custodian's permitted procedures. An investment in the Company may meet the criteria for Qualified Small Business Stock tax treatment (QSBS), which exempts $10 million in individual long-term gains from federal taxes after a 5-year holding period.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED

THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons: None.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders: None.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. However Marc Liechti filed for Chapter 7 bankruptcy in October 2014. The bankruptcy filing has been discharged in August 2017.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Justin Ahmann
(Signature)

Justin Ahmann
(Name)

Principal
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Justin Ahmann
(Signature)

Justin Ahmann
(Name)

Principal
(Title)

1/10/22
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements and Officer Certification Letter
Exhibit B   Offering Page Presentation
Exhibit C   Articles of Incorporation
Exhibit D   Note Purchase Agreement

EXHIBIT A: Financial Statements and Officer Certification Letter



Alpine Pacific, Inc.
Providing for you.

January 21, 2022

RE: LETTER OF RESOLUTION

To Whom it May Concern:

Alpine Pacific, Inc

I, Justin D. Ahmann, certify that:

(1) the financial statements of Alpine Pacific, Inc included in this Form are true and complete in all material respects; and

(2) the tax return information of Alpine Pacific, Inc included in this Form reflects accurately the information reported on the tax return for Alpine Pacific, Inc filed for the fiscal year ended 2020.

Sincerely,
Alpine Pacific, Inc

Justin D. Ahmann, P.E.
Vice President



Alpine Pacific, Inc.
Providing for you.

January 21, 2022

RE: LETTER OF RESOLUTION

To Whom it May Concern:

Alpine Pacific, Inc

I, Marc A. Liechti, certify that:

(1) the financial statements of Alpine Pacific, Inc included in this Form are true and complete in all material respects; and

(2) the tax return information of Alpine Pacific, Inc included in this Form reflects accurately the information reported on the tax return for Alpine Pacific, Inc filed for the fiscal year ended 2020.

Sincerely,
Alpine Pacific, Inc

Marc Liechti
President

Alpine Pacific, Inc
75 Somers Road
Somers, Montana 59932

Unaudited

Consolidated Profit and Loss Alpine Pacific, Inc. & Affiliates

	Jan - Dec 20
Income	
410 Water/Sewer Income	268,284.17
410 Electricity Sales	128,862.77
411 RECs	6,941.04
417 Renters Income	25,432.49
414 Property Management Income	26,387.24
	455,907.71
Expense	
535 Labor	82,565.52
510 Utilities: Elec, Comm, Water,trash	25,614.21
515 Power Broker	947.41
520 Water testing	8,864.50
530 Repairs & Maintance	17,973.43
531 Chlorine	1,272.56
536 Leases	16,174.97
537 Insurance	23,623.37
5391 Permits	60,414.65
541 Interest	21,087.07
550 IT Expense	1,846.90
560 Depreciation Expense	74,389.00
561 Transaction fees	1,236.01
580 State License & Fees	8,011.49
581 Property Tax	29,282.49
	373,303.58
Net Income	**82,604.13**

Unaudited

Consolidated Profit and Loss Alpine Pacific, Inc. & Affiliates

	Jan - Dec 21
Income	
410 Water/Sewer Income	285,837.88
410 Eversource Power Sales	219,394.25
411 RECs	46,339.52
417 Renters Income	40,037.88
410 Property Management	107,009.35
410 Interest Income	148,353.52
425 3rd Party Staffing Services	93,617.15
	940,589.55
Expense	
510 Utilities: Elec, Comm, Water, trash	39,218.95
511 Labor	236,405.05
515 IT Expense	1,024.09
520 Water testing	9,582.72
530 Repairs and Maintenance	166,984.30
537 Insurance	22,696.49
530 45 North Hydro consultant	6,890.08
531 Chlorine	336.92
531 Interest	69,279.75
534 Snow Plow	450.00
536 Leases	15,057.97
538 Power Broker	24,063.39
539 Permits	40,326.04
560 Depreciation Expense	7,567.60
561 Transaction fee	3,154.44
562 Business Development	1,000.00
580 State Fees	9,446.15
581 Property Tax	17,807.22
	671,291.16
Net Income	**269,298.39**

EXHIBIT B: Offering Page Presentation



Overview

Alpine Pacific, Inc is an owner, operator and developer of small hydroelectric power and water treatment facilities in the United States.

Alpine currently owns, operates and manages 4 hydroelectric power projects and 11 water treatment facilities in the US.



Project Sizes

Project Size:	$1,900,000 (approx.)
Funding:	$1,500,000 equity
	$400,000 bank financing
	$200,000 crowdfunding
Structure:	Corporation
Portfolio:	US baes utilities (water/sewer/hydroelectric)
Term:	10-years
Target yield:	8% debt financing
Investment Period:	Close January/February





Alpine Pacific, Inc.
Providing for you.

Financing Structure

Diagram

Alpine Pacific, Inc (Delaware)

Financing sources:
- API Equity 50%> LTV
- Bank Financing
- Crowdfunding

Holdings:
- 5 Existing Water/Sewer systems
- 4 Existing hydroelectric systems
- Future acquisitions (Currently 3 target sites)
- Management Company

Alpine Pacific, Inc is currently reaching the next growth stage and seeking:

- Add capacity within the current fleet
- Larger projects that offer advantages in economics of scale.
- Acquiring distressed assists that need TLC.





Alpine Pacific, Inc.
Providing for you.

Management & Maintenance











SYSTEM MONITOR
LMP MAP: REAL-TIME
Real-Time
NE Energy: $447.16
System Demand: 19943 MW

Site Improvement:

Often times, facilities have been neglected. Basic safety, aesthetics and cleanliness improvements can save on insurance costs. A scheduled maintenance program can help.

Automation:

Updating the site with cameras, monitors and APP based programs allow site to be monitored real time, improving production and reducing labor costs.

Modification/Update:

Upgrading older equipment, rebalancing a turbine or replacing a bearing with a new one can improve plant efficiency. Deferred maintenance is often a problem at older plants.

Negotiate Better Terms:

Efforts to improve upon or extend PPA prices and power sale term as well as seeking out subsidies (RECs, grants, etc.) can make a profound impact on profitability.











Tax
Credit
$

Alpine Pacific, Inc.
Providing for you.

Hydro – Why Now?



By being part of a hydro electric project, investors have access to:

1. Infrastructure exposure to renewable energy. Doing your part!

2. Diversification; exposure to an investment that is NOT correlated to global equity and fixed income markets.

3. Asset-backed investment; downside protected by the assets of the project.

4. Strong cash flowing project from an operating business. Annual return of capital and upside appreciation.

5. Inflation hedge; commodity prices are going up, so is price of electricity!

6. Low technology risk, hydroelectric production is well understood, predictable and durable.



Alpine Pacific, Inc.
Providing for you.



Current Opportunity

There is an opportunity to be involved with Hydro Electric power in the US.

Where?   How?   Why?

- <u>Smaller dams</u>   Dams under 1 MW in size.   Big PE money = big projects.... Small gets overlooked!

- <u>Neglected Dams</u>   Many dams gained FERC Exemptions in the 1980's; operators are retiring.

- <u>Complications</u>   Other FERC Licensed dams are due for re-licensing, owners don't want complications.

- <u>Operating plants</u>   Higher yielding, new development exists; but operating projects provide immediate yield.

- <u>Northeast US</u>   Good infrastructure, higher electric rates, REC subsidies exist

Solid cash flows persist from **asset backed investments**. Returns are **uncorrelated to equity and debt** markets and can provide an inflation hedge. Hydroelectric generation presents **no technology risk** and typically has a well understood history of operation!



Neglected / Out of Date



Poorly Operating



Abandoned Mill



Alpine Pacific, Inc.
Providing for you.

Current Operating Fleet

Alpine Pacific currently owns and operates:

Site	Nameplate	Production	Status
C-NH	150	394,200	Operating
O-NH	200	525,600	Operating
P-NH	623	2,000,000	Operating
	973	2,919,800	

	2020	2021E	2022E
Combined Production	2,400,000	2,500,000	2,600,000
Combined Revenue	$ 225,400	$ 234,792	$ 244,183
Combined Expenses/Capx	$ 121,600	$ 107,000	$ 87,500
EBITDA	$ 103,800	$ 127,792	$ 156,683









HYDRO ELECTRIC PLANT



Alpine Pacific, Inc.
Providing for you.

Hydro Math

Example:



		2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Production		2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
Rate	$	0.090	0.090	0.090	0.090	0.090	0.090	0.090	0.090	0.090	0.090
Income	$	180,000	180,000	180,000	180,000	180,000	180,000	180,000	180,000	180,000	180,000
Expenses	$	70,000	71,400	72,828	74,285	75,770	77,286	78,831	80,408	82,016	83,656
CFADS	$	110,000	108,600	107,172	105,715	104,230	102,714	101,169	99,592	97,984	96,344
Purchase		880,000	8.0	Multiple						Sale:	770,748
Equity		450,000		LTV	49%		Rate	8%			
Debt		430,000					Term	15			
Debt Service		($50,237)	($50,237)	($50,237)	($50,237)	($50,237)	($50,237)	($50,237)	($50,237)	($50,237)	($282,475)
Ebit		$59,763.30	$58,363.30	$56,935.30	$55,478.74	$53,993.04	$52,477.64	$50,931.93	$49,355.30	$47,747.14	$584,616.74
Distributable Income		13%	13%	13%	12%	12%	12%	11%	11%	11%	
		Project IRR: 13%			Debt IRR:	10%		Equity IRR:	16%		

There are opportunities to acquire operating assets at attractive multiples today that can yield attractive IRR's for investors.



Alpine Pacific, Inc.
Providing for you.

Project Management Team



Alpine Pacific, Inc.
Providing for you.

Justin Ahmann - Principal
PE, CFM

Justin is our Civil Engineer and Operations Manager. Justin has a decade of federal and state permitting experience with electric power plants ranging from 75 kW to 1,000 MW. He founded a utility company five years ago that has achieved 20% growth year over year. His responsibilities are: environmental regulatory permitting, hydrology & hydraulic optimization, and construction management. He is an Iowa State graduate with a profession engineering licenses in several states and Alberta while being an ASFPM Certified Floodplain Manager.





EXHIBIT C: Note Purchase Agreement



PROMISSORY NOTE PURCHASE AGREEMENT

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") AND MAY NOT BE OFFERED FOR SALE, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED OR ASSIGNED UNLESS (I) A REGISTRATION STATEMENT COVERING SUCH SHARES IS EFFECTIVE UNDER THE ACT AND IS QUALIFIED UNDER APPLICABLE STATE AND FOREIGN LAW OR (II) THE TRANSACTION IS EXEMPT FROM THE REGISTRATION REQUIREMENTS UNDER THE ACT AND THE QUALIFICATION REQUIREMENTS UNDER APPLICABLE STATE AND FOREIGN LAW.

ALPINE PACIFIC, INC PROMISSORY NOTE

ISSUER: Alpine Pacific, Inc.
INVESTOR: _____
NUMBER OF NOTES PURCHASED:_____
INVESTMENT AMOUNT ($):_____
DATE: _____

For value received, the undersigned Alpine Pacific, Inc. (the "Issuer"), at 75 Somers Rd, Somers, MT 59932 promises to pay to the order of _____ (the "Lender"), at _____(or at such other place as the Lender may designate in writing), the sum of $_____ with interest from April 30 , 2022, on the unpaid principal at the rate of 10% simple interest annually, accruing using the 30/360 day-count convention

I. TERMS OF REPAYMENT

A. Payments. The unpaid principal and accrued interest shall be payable in annual installments of interest only beginning on April 30th, 2023 and continuing until April 30th 2032 (the "Due Date"), at which time the remaining unpaid principal and interest shall be due in full.

B. Application of Payments. All payments on these Notes shall be applied first in payment of accrued interest and any remainder in payment of principal.

C. Acceleration of Debt. If any payment obligation under this Note is not paid when due, the remaining unpaid principal balance and any accrued interest shall become due immediately at the option of the Lender.

II. COLLECTION COSTS

If any payment obligation under this Note is not paid when due, the Issuer promises to pay all costs of collection, including reasonable attorney fees, whether a lawsuit is commenced as part of the collection process.



III. MANDATORY PREPAYMENT

Issuer shall, within 30 days after receiving written notice from the holder demanding repayment following an event of default (as described below); or automatically in the event of a sale of all or substantially all of the assets, or initial public offering of Issuer (and in any event, on or before such transaction is consummated), prepay the then outstanding Notes plus all accrued and unpaid interest and fees through the date of prepayment (including all accrued and unpaid Deferred Interest and any currently payable Note Servicing Fee due).

IV. DEFAULT

Events of default include, without limitation:
(1) failure to make scheduled payments;
(2) failure to comply with the terms and conditions of the Note Purchase Agreement;
(3) breach of representations and warranties under the Note Purchase Agreement;
(4) any event of default with respect to the Senior Debt, the Guarantor Debt, the Convertible Debt or other indebtedness;
(5) bankruptcy or insolvency of the Issuer;
(6) change of control to the extent not waived by the Investor; and
(7) subject to the Investor's discretion, continued failure to satisfy any Performance Milestones.

If notice of default is given to the Issuer of any non-payment of any of the above installments of principal or interest, and the Issuer has not cured such default within ten (10) days of such notice's receipt, then the Investor of this promissory note may, without prior notice to the undersigned, elect to declare the unpaid balance of this promissory note, including interest hereon, to be immediately due and payable.

V. SEVERABILITY OF PROVISIONS

If any one or more of the provisions of this Note are determined to be unenforceable, in whole or in part, for any reason, the remaining provisions shall remain fully operative.

VI. MISCELLANEOUS

All payments of principal and any interest on this Note shall be paid in the legal currency of the United States.

VII. GOVERNING LAW

This Note shall be construed in accordance with the laws of the State of Delaware.

VIII. PREPAYMENT

The Notes may not be prepaid.



IX. SENIORITY AND RANKING

The Notes have ranking senior in right of payment to all current or future indebtedness and other obligations of the Issuer.

X. USE OF PROCEEDS

Proceeds from the issuance of the Notes must be used per the Use Of Proceeds table in the Form-C disclosure document.

XI. SIGNATURES

This Note shall be signed by Justin Ahmann, on behalf of Alpine Pacific, Inc.

[Signature page follows]



IN WITNESS WHEREOF, the parties have executed this agreement as of _____.
.

ISSUER: Alpine Pacific, Inc.

Name:

Title:

Signature:

INVESTOR:

Name:

Title:

 Signature:

SIGNATURE PAGE

EXHIBIT D: Articles of Incorporation and Operating Agreement



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "ALPINE PACIFIC INC.", FILED IN THIS OFFICE ON THE SEVENTH DAY OF SEPTEMBER, A.D. 2018, AT 5:07 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1855

7047804 8100
SR# 20186555920

Authentication: 203387750
Date: 09-10-18

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:07 PM 09/07/2018
FILED 05:07 PM 09/07/2018
SR 20186555920 - File Number 7047804

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

- **First:** The name of this Corporation is _____
  Alpine Pacific Inc. _____ .

- **Second:** Its registered office in the State of Delaware is to be located at _____
  1675 South State St., Ste B _____ Street, in the City of Dover _____
  County of Kent _____ Zip Code 19901 _____ . The registered agent in
  charge thereof is Capitol Services, Inc. _____
  _____ .

  Third: The purpose of the corporation is to engage in any lawful act or activity for
  which corporations may be organized under the General Corporation Law of
  Delaware.

- **Fourth:** The amount of the total stock of this corporation is authorized to issue is
  500 _____ shares (number of authorized shares) with a par value of
  10 _____ per share.

- **Fifth:** The name and mailing address of the incorporator are as follows:
  Name Justin D. Ahmann _____
  Mailing Address 75 Somers Road _____
                  Somers, Montana _____ Zip Code 59932 _____

- **I, The Undersigned,** for the purpose of forming a corporation under the laws of the
  State of Delaware, do make, file and record this Certificate, and do certify that the
  facts herein stated are true, and I have accordingly hereunto set my hand this
  7 _____ day of September _____ , A.D. 20 18 _____ .

  BY: _____
                    (Incorporator)

  NAME: Justin D. Ahmann _____
                    (type or print)

OPERATING AGREEMENT
OF
ALPINE PACIFIC, Inc
an Incorporation

1. Definitions

The following special definitions shall apply:

1.1 "Capital Account" means the account maintained for each Member in accordance with Section 9. In the case of a transfer of an interest, the transferee shall succeed to the Capital Account of the transferor, or, in the case of a partial transfer, a proportionate share thereof.

1.2 "Capital Contribution" means the total amount of money and the net fair market value of all property contributed to the Company by each Member pursuant to the terms of the Operating Agreement. Capital Contribution shall also include any amounts paid directly by a Member to any third party creditor of the Company after the Agreement date with respect to Company's obligations unless or until reimbursed by Company. Any reference to the Capital Contribution of a Member shall include the Capital Contribution made by a predecessor holder of the interest of such Member.

1.3 "Cash Available for Distribution" means all cash receipts of the Company, including capital receipts and excluding cash available upon liquidation of the Company, in excess of amounts reasonably required for payment of operating expenses, repayment of current liabilities, repayment of such amounts of Company indebtedness as determined necessary or advisable, and the establishment of and additions to such cash reserves determined to be necessary or advisable, including, but not limited to reserves for capital expenditures, replacements, contingent or unforeseen liabilities, or other obligations of the Company.

1.4 "Code" means the United States Internal Revenue Code of 1986, as amended. References to specific Code sections or Treasury Regulations shall be deemed to refer to the Code sections or Treasury Regulations as they may be amended from time to time or to any successor Code sections or Treasury Regulations if the Code section or Treasury Regulation referred to is repealed.

1.5 "Company" means the Delaware Incorporation named ALPINE PACIFIC, Inc as governed by the Agreement.

1.6 "Interest" or "Membership Interest" means the ownership interest of a Member in the Company at any particular time, including the right of such Member to any and all benefits to which such Member may be entitled as provided in the Agreement and in the Delaware Incorporation Act (the "Act"), together with the obligations of such Member to comply with all of the terms and provisions of the Agreement and the Act.

1.7 "Member(s)" means those persons who execute a counterpart of this Agreement and those persons who are hereafter admitted as Members under Section 10.10 below.

1.8 "Percentage Interest" means the percentage interest of each Member set forth in Exhibit A.

2. Formation, Purpose, and Term

2.1 The undersigned have formed a Incorporation company under the laws of the state of Delaware. The name of this Company is ALPINE PACIFIC, Inc (hereinafter the "Company"). The undersigned agree to operate the Company under the terms and conditions set forth herein.

2.2 The purpose for which this Company is formed is to operate a private property owner, private utility, and property developer and to engage in any lawful act, business, or activity for which Incorporation companies may be formed in the state of Delaware.

2.3 The Company shall commence on the date that its Articles of Organization are filed with the Delaware Secretary of State, and shall continue until terminated and dissolved in accordance with the terms of this Agreement.

3. Members – Percent Interests/Capital Contributions

3.1 The Members of the Company are set forth in Exhibit A.

3.2 The Members shall make the initial Capital Contributions to the Company in the amounts set forth in Exhibit A for the Percentage Interests described on Exhibit A. Except as otherwise provided in this Agreement, no Member shall have the right to withdraw or demand a return of any or all of such Member's Capital Contribution. Except as otherwise provided herein, or unanimously agreed upon by the Members, no Member shall be obligated to make an additional Capital Contribution to the Company.

4. Management

4.1 This Company is managed by its Members. Except as otherwise provided herein, each Member possesses all rights and powers generally conferred by law, including, but not limited to the right to supervise the business and affairs of the Company; to sign, on behalf of the Company, such deeds, mortgages, bonds, contracts, or other instruments that have been appropriately authorized to be executed by the Members; to carry into effect this Agreement and the regulations and decisions of the Members; and to appoint, to hire, and dismiss all personnel, and regulate their hours of work.

4.2 In carrying out their duties under the Agreement, the Members shall exercise reasonable skill, care, and business judgment. The Members shall not be liable to the Company or to any Member for their good faith actions or omissions, but only for their willful or fraudulent misconduct in the performance of their obligations under this Agreement.

4.3 The Company may indemnify any Member from any loss or damage, including attorney's fees reasonably incurred, by reason of any act or omission performed or omitted by the Member on behalf of the Company, or in furtherance of the Company's interests, if the Members determine that the person acted in good faith, and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company. Such indemnification shall be recoverable only out of the assets of the Company.

4.4 Compensation for any managing services provided by a Member shall be determined by a majority vote of the Members, voting by Percentage Interest.

5. Status of Members

5.1 Except as specifically provided herein, each Member individually shall have the authority to execute any instrument in the name of the Company, to carry on the business and affairs of the Company, and to bind the Company.

5.2 No Member shall have, solely by virtue of such Member's status as a Member in the Company, any personal liability whatever, whether to the Company, to any Members or to the creditors of the Company, for the debts or obligations of the Company or any of its losses beyond the amount committed by such Member to the capital of the Company, except as otherwise required by the Act.

5.3 Each Member shall look solely to the assets of the Company for all distributions with respect to the Company and such Member's Capital Contribution to the Company, and share of net income and net loss of the Company; and shall have no recourse therefore, upon dissolution or otherwise, against any other Member.

6. Meetings of Members

6.1 The annual meeting of the Members will be held on the first Monday of April of each year, beginning with the undersigned year at the hour of 9:00 A.M., for the transaction of any business as may come before the meeting. If the day fixed for the annual meeting will be a legal holiday, such meeting will be held on the next succeeding business day.

6.2 Special meetings of the Members, for any purpose or purposes, unless otherwise prescribed by statute, may be called by any Member.

6.3 Written notice stating the place, day and hour of the meeting and, in case of a special meeting, the purposes for which the meeting is called, shall be delivered not less than five days direction of the Member or other person calling the meeting, to each Member of record entitled to vote at such meeting.

6.4 If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the Member at his or her address as it appears on the books of the Company, with postage thereon prepaid, but, if three successive letters mailed to the last known address of any Member are returned as undeliverable, no further notices to such Member shall be necessary until another address for such Member is made known to the Company.

6.5 When all the Members of the Company are present at any meeting, or if those not present sign a written waiver of notice of such meeting, or subsequently ratify all the proceedings thereof, the transactions of such meeting are as valid as if a meeting were formally called and notice had been given.

7. Quorum and Voting Requirements

7.1 At any meeting of the Members, a majority of the Members entitled to vote, represented in person or by proxy, shall constitute a quorum.

7.2 All votes of Members shall be in accordance with their then existing Percentage Interests of the Company. The act of a majority of the Percentage Interests present at a meeting at which a quorum is present shall be the act of the Members, unless the vote of a greater proportion or number is required by the Act, the Articles of Organization, or this Operating Agreement.

7.3 The following matters shall require the unanimous consent of all Members in the Company: (a) Dissolution and winding up of the Company; (b) The sale, exchange, or transfer of all or substantially all of the assets of the Company; (c) Amendment of this Agreement; (d) Disposal, conveyance, encumbrance, lease, or transfer of any tangible or intangible asset of the Company, outside the ordinary course of business; (e) Causing the Company to enter into any contract or other agreement that has a value of $10,000 or greater; and (f) Any loan made by or to the Company with a value of $5,000 or greater.

7.4 At all meetings of Members, a member may vote by proxy executed in writing by the Member or by his or her duly authorized attorney-in-fact. Such proxy shall be filed with the Company before or at the time of the meeting. No proxy shall be valid after three months from date of execution, unless otherwise provided in the proxy.

7.5 Unless otherwise provided by law, any action required to be taken at a meeting of the Members, or any other action which may be taken at a meeting of the Members, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all the Members entitled to vote with respect to the subject thereof.

8. Profits, Losses, and Distributions

8.1 Except as provided herein, net profits and losses of the Company shall be allocated to the Members in accordance with their Percentage Interests in the Company, and in accordance with the portion of the year during which the Members have held their respective interests. All items of income and loss shall be considered to have been earned ratably over the fiscal year of the Company, except that gains and losses arising from the disposition of assets shall be taken into account as of the date of disposition.

8.2 To the extent required by law, income, gain, loss and deduction attributable to property contributed to the Company by a Member shall be allocated among the Members in accordance with Section 704(c) of the Internal Revenue Code.

8.3 At such times and in such amounts as a majority of the Members, in their discretion, determine appropriate, Cash Available for Distribution shall be distributed to the Members in proportion to their Percentage Interest.

8.4 Notwithstanding anything in this section, if the Company has more than one Member, no Member shall be allocated net loss to the extent such allocation would cause a negative account balance in such Member's Capital Account at the end of the taxable year to which such allocation relates. No Member shall have an obligation to restore a deficit Capital Account balance upon liquidation of the Company or liquidation of its Interest in the Company.

9. Accounting

9.1 The Company books shall be kept on the same method of accounting used for federal income tax purposes, and in accordance with reasonable accounting principles. The fiscal year of the Company shall end on December 31. Members shall be entitled to review the records of the Company at all reasonable times.

9.2 To the extent required by law, a Capital Account shall be maintained for each Member, and shall be credited with the amount of each Member's Capital Contribution to the Company. Each Member's Capital Account shall be maintained in accordance with Section 704(b) of the Internal Revenue Code and the accompanying Treasury Regulations.

9.3 Any books of account, records, data, and financial matters involving the company, Justin Ahmann shall be designated a partner.

9.4 Should there be any controversy with the IRS or any other taxing authority involving the company, Justin Ahmann shall be designated a tax matters partner.

10. Transfers of Interest

10.1 Except as otherwise provided herein, no Member may voluntarily or involuntarily, directly or indirectly, dissociate, sell, transfer, assign, pledge, or otherwise dispose of or mortgage or encumber any part of such Member's Interest in the Company without the unanimous consent of all Members of the Company. Any such transfer disposition or encumbrance shall be of no force or effect.

10.2 A Member may transfer a Membership Interest to another Member by gift, or to a trust for the benefit of the Member or any other Member. If any Interests have been transferred by gift to another Member or to a trust for the benefit of the Member or another Member, the Interest so transferred shall nonetheless continue to be subject to the restrictions on transfer established in this Section 10.

10.3 Any other transfer of any Membership Interest (including a new issue) may be made to any Prospective Transferee if the transfer and the purchase price are approved by a unanimous vote of the Members. If the Members do not unanimously approve a transfer to the Prospective Transferee, a Member wishing to transfer, assign, or otherwise sell such Member's Interest in the Company must first make a written offer to sell, transfer, or assign such Membership Interest to the Company (an "Offer").

10.4 An Offer to transfer shall consist of a statement attached to the Offer setting forth: (i) a statement of intention to transfer, (ii) the name and address of the person or entity who is to obtain the Membership Interest ("Prospective Transferee"), (iii) the Percentage Interest to be transferred (the "Offered Interest"), and (iv) the terms of the transfer, including the purchase price.

10.5 The Company shall have 30 days in which to elect to purchase the Offered Interest. If no election of the Company to purchase is made, the offering Member shall make a written Offer to transfer, assign or sell his or her Offered Interest to the other Members. Each Member shall within 30 days thereafter be entitled to purchase a portion of the Offered Interest offered based on the ratio of the Membership Interest the Member then owns to the total Membership Interests owned by all the non-selling Members, except that if any Member does not purchase his portion of the Offered Interest offered, such portion shall then be available to the other Members on a proportional basis.

10.6 If all parties entitled to purchase refuse to exercise the option to purchase all of the Offered Interest, under this Agreement, the remaining Offered Interest of such selling Member may be sold, transferred, or assigned to the Prospective Transferee.

10.7 The following purchase events shall trigger options to purchase in the Company and the other Members as if the purchase event was an Offer under Section 10.4 of this Agreement, and the Purchase Price shall be determined according to Section 10.7:

10.7.1 Dissolution of Marriage. The disposition or proposed disposition of any Interest in a legal divorce or legal separation, by court decree or otherwise, other than a transfer from a spouse to a Member.

10.7.2 Bankruptcy. The filing of a petition for the voluntary or involuntary bankruptcy of a Member, unless the petition is dismissed within thirty days after the date of filing.

10.7.3 Foreclosure. A foreclosure or attempted foreclosure of any interest in the Membership Interest pledged by Member to any third party, or any attachment, garnishment, assignment, execution, seizure, or any other actual or attempted involuntary taking of the Interest by or for the benefit of creditors of a Member, including any tax authority.

10.7.4 Disability. The disability of any Member who is then an employee of the Company. For purposes of this Agreement, "disabled" means a physical or mental condition which prevents the Member from performing substantial and material duties required by his employment for a period of 6 consecutive months. If the Company and the other Members fail to exercise their option to purchase as set forth in this Section 10.7, then any remaining Membership Interest shall transfer to the spouse, trustee, guardian, conservator, or other successor of the Member.

10.8 If a written bona fide offer to purchase the Interest is approved unanimously by the Members, the price and terms of sale to the Prospective Transferee shall be those contained in such bona fide offer. For transfers pursuant to Section 10.3 and 10.5, the price and terms of the sale shall be the price and terms set forth in the attachment to the Offer. For transfers to the Company or the Members pursuant to Sections 10.7.1 through Section 10.7.4 and Section 10.12, the price shall be that value established by the Members for the year of the sale. The Members have established the 2017 value of the Company in Exhibit B. Each year thereafter, the Members will meet and agree to a value of the Company for the current year. If the Members fail to establish a value of the Company for the current year, the value of the Company shall be the value established in the preceding year plus ten percent.

10.8.1 For transfers pursuant to Section 10.7.4 and Section 10.12 the purchase price shall be calculated by multiplying the established value of the Company by the Percentage Interest being transferred. For example, if the established value of the Company is $1,000,000, and the transferred Interest is 49%, the value of the transferred Interest is $490,000.

10.8.2 For transfers pursuant to 10.7.1, 10.7.2 and 10.7.3, the Purchase Price shall be calculated based on the established value of the Percentage Interest being transferred, taking into account discounts for lack of marketability and lack of control.

10.8.3 For transfers to the Company or the Members (other than as specified in Section 10.12, the purchaser shall pay at least an amount sufficient to constitute an aggregate 10% down payment. Any remaining balance of the purchase price may be paid in 120 equal monthly payments, beginning one month after the initial down payment, with interest at the annual Applicable Federal Mid-Term Rate, as specified in Section 7872 of the Code that is in effect on the Closing Date. The interest rate shall remain fixed for the full term of the payments even though the Applicable Federal Rate may subsequently change, provided however, that the interest rate shall in not exceed the maximum rate then permitted under applicable usury laws.

10.8.4 The obligation to pay the balance of the purchase price shall be represented by a promissory note completed to show the amount of principal owing, the date of the note, the amount of the monthly payment, and the interest rate, and the note shall be signed and delivered by the purchaser or purchasers at closing.

10.8.5 If part of the purchase price is to be paid in installments, the purchaser agrees to grant a security interest in the purchased Interest in favor of the Seller.

10.9 Upon the transfer of any interest in the Company in compliance with this Section 10, the rights of such Member to share in the net income and net loss of the Company, to receive distributions from the Company and to transfer pursuant to Section 10 shall devolve upon such transferee, as the case may be, subject to the terms and conditions of this Agreement. All the other rights possessed as a Member in connection with the transferred interest shall terminate unless the transferee is admitted to the Company as a Substitute Member pursuant to the provisions of Section

10.10. No other transfer of any Interest (including issue of new Interests) shall be effective, and the Company shall not record or recognize any such transfer, until there has been compliance with the provisions of this Agreement. 10.10 No transferee of a Member shall be admitted as a Member unless all of the following conditions have been satisfied: the transfer complies with this Section 10; the further written unanimous consent of the Members to such transferee being admitted as a Member is first obtained, which consent may be arbitrarily withheld; the prospective transferee has executed an instrument accepting and agreeing to be bound by all the terms and conditions of this Agreement; and all requirements of the Act regarding the admission of a transferee Member have been complied with by the transferee, the transferring Member and the Company; and

10.11 Upon any event that terminates the continued membership of the last remaining Member, the personal or other legal representative of the last remaining Member may agree in writing to continue the Company, and may agree to the admission of the personal or other legal representative of such Member to the Company as a Member, effective as of the occurrence of the event that terminated the continued membership of the last remaining Member.

10.12 Each Member shall apply for and be the owner of life insurance on the life of the other Member. Each Member agrees to pay all premiums as they become due and if so requested to give proof of payment to the insured. In the event the premium is not paid within 10 days after its due date, the insured may make the payment, which shall be considered a loan from the policy owner. No Member may execute any loans against, impair, or in any manner encumber any of the policies without the written consent of the other Member.

10.13 Upon the death of a Member, the other Member must purchase all the Member's Interest, and the decedent Member's estate must sell that Interest at the price specified in Section 10.8.1 of this Agreement.

10.14 If the purchase price for the Interest is less than or equal to the amount of the proceeds received by the remaining Member from the insurance on the life of the deceased Member, any excess of the proceeds over the purchase price shall be retained by the surviving Member.

10.15 If the purchase price for the Interest of the deceased Member exceeds the amount of the insurance proceeds, an amount equal to the proceeds of the insurance on the life of the deceased Member must be paid in cash on the date of the purchase of the Interest, and the balance of the purchase price must be paid in accordance with Section 10.8.3.

11. Dissolution

11.1 The Company may be dissolved, and the affairs of the Company shall be wound up upon the happening of one of the following events: the dissolution and winding up is approved by a unanimous vote of the Members; entry of a judicial decree of dissolution, operation of state law; or failure to agree to continue the Company as provided in Section 10.11.

11.2 Prior to making distributions in dissolution to the Members, the Member shall first pay or make provision for all of the debts and liabilities of the Company, including payment of any loans or other debts to Members and their affiliates, and all expenses of liquidation. The Company, at its discretion, may distribute the water rights owned by the Company to another entity. Subject to the right of the Members to set up cash reserves as they deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company, the proceeds of liquidation and any other funds of the Company shall be distributed in the following order of priority:

11.2.1 First, to Members in proportion to their Capital Account balances.

11.2.2 Thereafter, the balance, if any, to the Members in proportion to their Percentage Interests.

12. Other Provisions

12.1 This Agreement and all questions arising under it shall be determined in accordance with the laws of the state of Delaware. In the event that the Company transacts business in another jurisdiction, the Company shall register in such other jurisdictions as a foreign Incorporation Company authorized to transact business in such jurisdiction.

12.2 This Agreement may be altered, amended, restated, or repealed and a new Agreement may be adopted only by the unanimous action of all the Members.

12.3 This Agreement shall bind and extend to the heirs, representatives, successors, and assigns of the parties hereto, including their creditors.

12.4 Any notice required by the terms of this Agreement shall be sufficient if served by mail, addressed to either party at their last known address, and the date of mailing such notice shall be considered as the date of service of such notice.

12.5 Any dispute arising out of this Agreement shall be submitted to mediation prior to any arbitration or other legal action, with the costs of such mediation shared equally by the parties. 12.6 The effective date of this Agreement shall be the date that this Agreement is fully executed by the undersigned Members.

Dated this _____ 16th _____ day of _____ October _____, 2018.

_____
MARC A LIECHTI

_____
JUSTIN AHMANN

EXHIBIT A

MEMBER NAME: Marc A Liechti
MEMBER ADDRESS: 210 Capra Court Lakeside, MT 59922
CONTRIBUTION:
PERCENTAGE INTEREST: 50%

MEMBER NAME: Justin D. Ahmann
MEMBER ADDRESS: 11 Pine Cone Land Kalispell, MT 59901
CONTRIBUTION:
PERCENTAGE INTEREST: 50%